

10035043

n.a. 2/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October, 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious and Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SE, Suite 919
(No. and Street)

Albuquerque (City) NM (State) 87101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Kious 505-243-3703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd. NE, Suite 400 (Address) Albuquerque (City) NM (State) 87110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 2/16

OATH OR AFFIRMATION

I, Michael Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious & Company, Incorporated, as of January 28, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



OFFICIAL SEAL
Linda Hillman
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires:

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KIOUS & COMPANY, INCORPORATED

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

www.mossadams.com

T 505-878-7200
F 505-878-7282

Independent Auditors' Report

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of October 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated at October 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by

6100 Uptown Boulevard NE, Suite 400
Albuquerque, NM 87110

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Albuquerque, New Mexico
January 28, 2010

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
October 31, 2009 and 2008

ASSETS

		2009	2008
Cash and cash equivalents	$	**217,642**	344,045
Cash on deposit with clearing agent		**660,024**	664,270
Trading securities, at market (cost, 2009 - $88,363 2008 - $1,331,540)		**57,738**	1,275,010
Receivables from broker/dealer		**27,070**	119,565
Accrued interest receivable		**276**	5,298
Furniture and equipment, at cost less allowances for depreciation (2009 and 2008 - $102,018)		**1,359**	1,359
Other assets		**57,183**	12,729
	$	**1,021,292**	2,422,276

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009	2008
Payable to clearing agent	$	**-**	1,032,181
Reserve for benefit of customers		**1**	1
Other liabilities		**5,622**	107,049
		5,623	1,139,231
Commitment			
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares		**15,000**	15,000
Retained earnings		**1,000,669**	1,268,045
		1,015,669	1,283,045
	$	**1,021,292**	2,422,276

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF INCOME
Years Ended October 31, 2009 and 2008

		2009	2008
Revenues			
Underwriting income	$	1,520	7,499
Trading income		439,234	259,873
Consulting income		-	22,443
Interest, taxable		1,723	10,855
Interest, tax-exempt		25,541	13,312
		468,018	313,982
Operating expenses			
Automotive		617	716
Bank fees		23,448	17,669
Depreciation		-	72
General and administrative		42,850	60,484
Insurance		6,630	8,124
Interest		11,147	108
Professional fees		24,051	11,527
Promotion and education		1,192	1,464
Salaries		145,361	208,227
Subscriptions and dues		8,185	4,764
		263,481	313,155
Income before income taxes		204,537	827
Income tax expense		50	50
Net income	$	204,487	777

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended October 31, 2009 and 2008

		Common Stock	Retained Earnings	**Total Stockholders' Equity**
Balance, October 31, 2007	$	15,000	1,267,268	**1,282,268**
Net income		-	777	**777**
Balance, October 31, 2008	$	15,000	1,268,045	**1,283,045**
Capital distributions		-	(471,863)	**(471,863)**
Net income		-	204,487	**204,487**
Balance October 31, 2009	$	15,000	1,000,669	**1,015,669**

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net income	$ **204,487**	777
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized gain (loss) on trading activities	**25,478**	(68,841)
Provision for depreciation	**-**	72
Purchase of trading securities	**(104,323,604)**	(56,650,269)
Sales of trading securities	**105,515,398**	55,599,398
Changes in assets and liabilities		
Cash on deposit with clearing agent	**4,246**	154,993
Customer receivables	**92,495**	(48,191)
Other assets	**(44,454)**	3,081
Accrued interest receivable	**5,022**	(1,724)
Other liabilities	**(101,427)**	18,701
Total adjustments	**1,173,154**	(992,780)
Net cash provided (used) by operating activities	**1,377,641**	(992,003)
Cash Flows From Investing Activities		
Capital distribution	**(471,863)**	-
Purchase of capital assets	**-**	(1,431)
Net cash used by investing activities	**(471,863)**	(1,431)
Cash Flows From Financing Activities		
Net proceeds (payments) of short-term borrowings from clearing agent	**(1,032,181)**	908,684
Net decrease in cash and cash equivalents	**(126,403)**	(84,750)
Cash and cash equivalents at beginning of year	**344,045**	428,795
Cash and cash equivalents at end of year	$ **217,642**	344,045
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Interest	$ **11,147**	108

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' Securities. Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Securities. Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- *Held-to-Maturity.* Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.
- *Trading Securities.* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All securities held by the Company are classified as trading securities.
- *Available-For-Sale.* Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

Cash and Cash Equivalents. For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business. At year-end and throughout the year, there were deposits in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risks on cash and cash equivalents.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment. Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes. The Company accounts for its income taxes in accordance with Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes* (SFAS 109). The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Pursuant to FSP FIN 48-3, management has elected to defer the application of FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes to fiscal years beginning after December 15, 2008. Management has evaluated the impact of this interpretation and does not believe it will affect the Company's financial statements. For tax purposes, the Company has a December 31st tax year-end.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. There were no contributions to the plan for the years ended October 31, 2009 and 2008.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). At October 31, 2009, the Company had net capital of $983,012 which was in excess of required net capital by $883,012 and had a ratio of aggregate indebtedness to net capital of .01 to 1.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following at October 31:

		2009	2008
Current expense			
Federal	$	-	-
State		50	50
Deferred expense			
Federal		-	16,554
State		-	2,773
	$	50	19,377

Net operating loss carryforwards of $66,800 for federal tax purposes, expire in tax years 2024 to 2026. State income taxes paid in 2008 and 2009 are for the annual franchise filing fee. At October 31, 2009 and 2008, all deferred tax assets are offset by a valuation allowance.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At October 31, 2009 and 2008, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during those years.

NOTE 6. RENTAL COMMITMENT

The Company's rental expense for 2009 and 2008 was $12,146 and $23,216, respectively. The Company's rental expense is on a month by month basis.

NOTE 7. DISTRIBUTION OF RETAINED EARNINGS

In fiscal year 2008, the Company's sole stockholder passed away. In fiscal year 2009, as allowed for under Section 303 of the IRS tax code, all estate taxes and certain other estate expenses in the amount of $471,863 were distributed out of the Company to the estate.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through January 28, 2010 which is the date the financial statements are issued.

KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2009

Net Capital	
Total stockholders' equity (qualified for net capital)	$ 1,015,669
Deductions	
Non-allowable assets	
Other assets	29,543
Net Capital Before Haircuts on Security Positions (tentative net capital)	986,126
Haircuts on security positions	
Trading securities (municipal bonds and governmental securities)	3,114
Net capital	983,012
Computation of Basic Net Capital Requirement	
Net capital requirement (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 883,012
Computation of Aggregate Indebtedness	
Total liabilities	$ 5,622
Percentage of aggregate indebtedness to net capital	1%
Net capital less 10% of aggregate indebtedness	$ 982,451

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2009

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3-3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3(e)(1).

KIOUS & COMPANY, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2009

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under Rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

KIOUS & COMPANY, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2009

There were no differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing.

	As Reported On Form X-17A-5	Adjustments	As Included Herein
Total stockholders' equity	$ 1,015,669	-	1,015,669
Deductions, non-allowable assets	29,543	-	29,543
Net capital before haircuts	986,126	-	986,126
Haircuts	3,114	-	3,114
Net capital	$ 983,012	-	983,012
Net capital requirement	$ 100,000	-	100,000
Excess net capital	$ 883,012	-	883,013
Total liabilities	$ 5,623	-	5,623
Percent of aggregate indebtedness to net capital	1%		1%

Independent Auditors' Supplementary
Report on Internal Control

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

To the Board of Directors
Kious & Company, Incorporated

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

To the Board of Directors
Kious & Company, Incorporated

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority (FINRA), the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Albuquerque, New Mexico
January 28, 2010

KIOUS & COMPANY, INCORPORATED

FINANCIAL STATEMENTS

OCTOBER 31, 2009